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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 21)*

                            Wm. Wrigley Jr. Company

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                  982526 10 5

                                 (CUSIP Number)


                  Raymond H. Drymalski, Bell, Boyd & Lloyd LLC
                         70 West Madison Street, #3300
                    Chicago, Illinois 60602, (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 2, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages
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SCHEDULE 13D
CUSIP No.   982526 10 5
PAGE  2  of  7  Pages

1    NAME OF REPORTING PERSON:  Edna Jean Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only):
          Not applicable
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--
7    SOLE VOTING POWER:             396,120
8    SHARED VOTING POWER:           4,708,946
9    SOLE DISPOSITIVE POWER:        396,120
10   SHARED DISPOSITIVE POWER:      4,708,946
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        5,105,066
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.5%
14   TYPE OF REPORTING PERSON:  IN
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PAGE  3  of  7  Pages

     This Amendment No. 21 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield and Paxson H. Offield ("PHO") relating to the Common Stock, no par value (the "Common Stock"), of the Wm. Wrigley Jr. Company (the "Company"). Pursuant to transactions described in prior amendments to this Statement, each of JSO and PHO ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the joint statement filed October 18, 1991 or any previous amendment. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 4.  Purpose of Transaction.

     The reporting person effected the transfer of shares of Common Stock specified in Item 5(c) for tax planning purposes and to decrease their equity position in the Company. As previously reported under Item 5(b) of the Original Statement, the nature of the reporting person's respective beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting person's beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by her are held for investment purposes. In the normal course of managing her investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting person may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting person has no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.
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PAGE  4  of  7  Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting person be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to the reporting person (i) the aggregate number of shares of Common Stock beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock beneficially owned. Of the shares set forth under the middle column below, 2,548,168 are shares of Class B Stock beneficially owned by EJO. The percentage calculations set forth below are based on 90,737,802 shares of Common Stock outstanding as of October 31, 2000, plus the respective number of shares of Class B Stock that are beneficially owned by the reporting person.

                  Shares of
     Reporting    Common Stock              Percentage
     Person       Beneficially Owned        Owned
     ---------    ------------------        ----------
     EJO           5,105,066                   5.5%

     (b) The following table sets forth, with respect to the reporting person, the number of shares of Common Stock as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

                   Sole         Shared         Sole         Shared
     Reporting    Voting        Voting      Dispositive   Dispositive
       Person     Power        Power<F1>       Power       Power<F1>
     ---------  -----------  -------------  -----------  -------------
        EJO     396,120<F2>  4,708,946<F3>  396,120<F2>  4,708,946<F3>

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PAGE  5  of  7  Pages

     (c) The reporting person has effected the following transactions in the Common Stock of the Company since Amendment No. 20 was filed:

                    Amount
                    Sold or                        Type of
        Date      Transferred       Price        Transaction
      --------    -----------      ------        -----------
      12/28/00         882         93.826        Open Market
      12/28/00         149         93.826        Open Market
      12/28/00         374         93.826        Open Market
      12/28/00         374         93.826        Open Market
      12/28/00       4,485         93.826        Open Market
      12/28/00       4,485         93.826        Open Market
      12/28/00         374         93.826        Open Market
      12/28/00       1,136         93.826        Open Market
      12/28/00       1,046         93.826        Open Market
      12/28/00       2,841         93.826        Open Market
      12/28/00         598         93.826        Open Market
      12/28/00       6,877         93.826        Open Market
      12/28/00       4,784         93.826        Open Market
      12/28/00       4,784         93.826        Open Market
      12/28/00       2,841         93.826        Open Market

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PAGE  6  of  7  Pages


     (e)  Not applicable.

----------------------
<F1>  Of the shares listed in this column, 2,548,168 are shares of Class B Stock beneficially owned by EJO.

<F2>  EJO beneficially owns these shares in her capacity as trustee under her living trust.

<F3>  EJO beneficially owns (i) 1,323,559 of these shares as a result of being a trustee of several family trusts, (ii) 3,046,273 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 339,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 339,114 shares. EJO disclaims beneficial ownership of all of the shares described in clauses (i) and (iii) of the preceding sentence and 1,293,427 of the shares described in clause (ii) of that sentence.
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PAGE  7 of  7  Pages


                                   Signature

     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.

Dated:  February 2, 2001               /s/ Edna Jean Offield
                                       ------------------------
                                            Edna Jean Offield